

April 27, 2023

Xin Sun
Chief Executive Officer
China Health Industries Holdings, Inc.
3199-1 Longxiang Road, Songbei District, Harbin City
Heilongjiang Province
People's Republic of China

>   **Re: China Health Industries Holdings, Inc.**
>   **Amendment No. 2 to Annual Report on Form 10-K**
>   **Fiscal Year Ended June 30, 2022**
>   **Filed April 10, 2023**
>   **File No. 000-51060**

Dear Xin Sun:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

General

1.   We note from your response to prior comment 5 that if the company is subject to the Form 10-K Item 9C requirements at the time you file your 10-K for FY 2023 that you will include disclosure that "[t]he Company falls within the definition of "Commission-Identified Issuer" and that "[t]he company herein confirms that it is not owned or controlled by any governmental entity in the foreign jurisdiction." Please be advised that the company is subject to the requirements of Form 10-K Item 9C because it was conclusively identified as a "Commission-Identified Issuer" on October 21, 2022. Accordingly, please comply with Item 9C(a) on or before the due date for your fiscal year 2023 Annual Report. Refer to Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023

at https://www.sec.gov/news/statement/statement-hfcaa-040623https://www.sec.gov/news/statement/statement-hfcaa-040623.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth F. Chen, Esq.